

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 14, 2006

Mr. Mark H. McKinnies
Chief Financial Officer, ADA-ES, Inc.
8100 SouthPark Way, Unit B
Littleton, CO 80120-4525

Re: **ADA-ES, Inc.**
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the period ended March 31, 2006
File No. 0-50216

Dear Mr. McKinnies:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or Jennifer Thompson, Staff Accountant at (202) 551-3737, or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief